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Exhibit 4.1

October 9th, 2000

Peter Jovanovich
355 Locust Avenue
Rye
New York 10580
United States

Further to Marjorie Scardino's letter to you dated August 24th, 2000, I am writing to confirm the amended terms of your employment agreement.

Role

1.
Your position is that of Chief Executive Officer of Pearson Education Inc. ("Pearson Education" or the "Company"). In this capacity you report to Marjorie Scardino as Chief Executive of Pearson plc ("Pearson") and are a member of the Pearson Management Committee.

Compensation

2.
Your salary is $785,000 per annum, less applicable withholdings and deductions payable biweekly, or such higher amount as may be determined by Pearson at its discretion. This salary will be reviewed with effect from January 2001 and annually thereafter. You will be expected to devote your full working time and effort to the affairs of Pearson Education and Pearson.

3.
In addition to salary, you will participate in an annual incentive bonus plan of Pearson Education, under which your maximum bonus opportunity will be 100% of base salary. Targets will be set and bonus paid based on Pearson Education and Pearson financial results. You are eligible to participate in the Pearson Annual Bonus Share Matching Plan under which you may take part of this bonus in Pearson shares, which if held and if Pearson performance targets are met over time, will be matched by the Company.

4.
At the discretion of the Personnel Committee of Pearson, you are eligible to participate in such long-term incentive plans as Pearson may establish, including the Pearson Reward Plan, subject to the rules applicable to such plans or as amended from time to time.

5.
You will be awarded a bonus equivalent in value to 58,343 Pearson shares based on the market price of Pearson shares on the date the bonus is awarded. (58,343 Pearson shares being worth £1m (gross) based on the market price of Pearson shares on August 24th, 2000 of £17.14 per share.) The net amount of your bonus, after deduction of income tax at your personal tax-withholding rate of 48.4%, will be used to acquire 30,105 Pearson shares under the Annual Bonus Share Matching Plan. Your own shares will be held under the plan and you will be entitled to receive all dividends payable in respect of such shares and will have the rights commonly enjoyed by a beneficial owner of Pearson shares. Subject to a Pearson performance condition being met, these shares will be matched by the Company on a gross basis on the basis of one share for every two held after three years and a further one-for-two (a total of one-for-one) after five years.

Severance

6.
Your employment commenced on August 4th 1997 and continued under this Agreement from August 25th, 1997, and shall continue until terminated by either party at any time. However, if your employment is terminated by the Company without cause:

(a)
within 30 days of such termination, you will be paid, as severance pay, an amount equal to two times your then current annual base salary and target bonus. For this purpose, target bonus will be defined as 50% of the then current maximum bonus referred to in paragraph 3;

(b)
you will retain your entitlement to the full amount of Pearson Equity Incentives ("PEIs") granted to you in 1999 and 2000 under the Pearson Reward Plan without any scaling back by reference to the period of employment in the relevant performance periods. In addition, any shares that vest (if and to the extent that the relevant performance conditions are met) may be called for immediately and will not be subject to the two-year PEI retention period.

  You recognise that item (b) is dependent on the exercise of discretion in your favour by the Pearson board at the time of cessation of employment. The decision of the board at the time cannot be fettered by statements in this Agreement or decision of the board at this stage. However, the executive directors of Pearson will use their reasonable best efforts to recommend that such discretion is exercised at the time.

  This payment is provided you execute (and do not revoke) appropriate waivers and releases, consistent with this Agreement, required of you by Pearson Education at that time.

7.
If you are terminated for cause, defined as wilful refusal to perform your duties, gross misconduct, negligence, commission of any felony or any crime involving the Company, no severance will be payable.

8.
If you voluntarily leave your employment with Pearson Education, in which case no severance will be payable, the notice you would be required to give the Company will be three months.

Benefits

9.
You will be eligible to participate in all the Company-sponsored benefit plans including the health, retirement and 401(k) plans in accordance with the plan rules, subject to the Company's right to amend and/or terminate such plans in its sole discretion.

10.
Pearson Education will reimburse you for all reasonable expenses incurred by you in the performance of your duties, including travel expenses and business entertainment expenses provided you give a satisfactory accounting of all such expenses to the Company.

11.
You will be provided with a company car and a driver will be available to you for business purposes as reasonably required.

Obligations

12.
You agree that except for your duties on behalf of the Company, during your employment by the Company and for 12 months following the date upon which you cease to be an employee of the Company, whichever is later, you will not directly or indirectly induce any executive or editor of, or author providing services to, any Pearson group company to terminate employment or the provision of services to such Pearson group company or assist any other person or entity in identifying, soliciting, hiring or contracting with any such executive, editor or author. Activities of other employees of any entity by which you may be employed following termination of your employment hereunder shall not be attributed to you unless specifically directed by you with knowledge of violation of the foregoing.

13.
You acknowledge that in the course of employment by the Company you will receive and/or be in possession of confidential information of the Company and other members of the Pearson group of companies relating to products, methods and style of operations, and to persons, firms and corporations which are customers of such companies. You agree that you will not, without the written consent of the Company, during the term of your employment or thereafter, disclose or make use of any such confidential information except as may be required in the course of your employment hereunder. Upon termination of your employment for any reason whatsoever, you shall immediately surrender to the Company all confidential information and property of the company in your possession.

14.
It is agreed that the commitments contained in paragraphs 12 and 13 are an important and material part of this Agreement, and that the Company is entitled to seek injunctive protection in the event of their breach or threatened breach, since damages for such breach are extremely difficult to measure.

15.
You shall not be required to change your primary residence from the New York Metropolitan area, it being acknowledged that the performance of your duties will require frequent travel to Upper Saddle River, New Jersey and other locations of the Company.

16.
Any controversy or claim arising out of or relating to your employment of this Agreement or the breach of this Agreement (except that any action for injunctive relief permitted hereunder pursuant to paragraphs 12 and 13 shall not be subject to this paragraph 16) that cannot be resolved by you and the company shall be submitted to arbitration in New York City in accordance with the rules of the American Arbitration Association.

17.
This Agreement contains the entire agreement between the parties and supersedes all prior agreements, written or oral, with respect thereto, including the Agreement dated July 30th, 1997.

18.
This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of law.

Please indicate your agreement to these arrangements by signing below.

Yours sincerely

David Bell

Director for People

Agreed:	Peter Jovanovich

Date:

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  Exhibit 4.1